UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF
DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934.

Commission File Number 000-33165

Assured Pharmacy, Inc.

(Exact name of registrant as specified in its charter)

17935 Sky Park Circle
Suite F
Irvine, California 92624
(949) 222-9971

(Address, include zip code, and telephone number, including area code, of registrants principal executive offices)

Common Stock, $0.001 par value per share

(Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(1)	☐	Rule 15d-6	☐
Rule 12h-3(b)(1)(i)	☒

     Approximate number of holders of record as of the certification or notice date: 119

      Pursuant to the requirements of the Securities Exchange Act of 1934, Assured Pharmacy, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: January 30, 2009	Assured Pharmacy, Inc.

By: /s/ Robert Delvecchio Name: Robert Delvecchio Title: Chief Executive Officer